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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                Amendment No. 4
                           ------------------------

                             SUMMIT AUTONOMOUS INC.
                  (formerly known as Summit Technology, Inc.)
                      (Name of Subject Company (Issuer))

                            ALCON ACQUISITION CORP.
                              ALCON HOLDINGS INC.
                     (Names of Filing Persons (Offerors))

                    Common Stock, Par Value $0.01 Per Share
        (including the associated Series A Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                  86627E 10 1
                     (CUSIP Number of Class of Securities)

                           ------------------------

                            Elaine E. Whitbeck, Esq.
                              ALCON HOLDINGS INC.
                               6201 South Freeway
                         Fort Worth, Texas  76134-2099

                                (817) 551-8693

         (Name, Address and Telephone Number of Persons Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:
                            Alan C. Stephenson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue

                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                  July 7, 2000
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to [ ] issuer tender-offer subject to Rule 14d-1. Rule 13e-4.

[ ] going private transaction subject to  [ ] amendment to Schedule 13D under
    Rule 13e-3.                               Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

          Alcon Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and Alcon Holdings Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on June 5, 2000, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of Summit Autonomous Inc., a Massachusetts corporation (the "Company"), together with the associated rights to purchase Series A Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Agreement dated as of March 28, 2000 between the Company and Fleet National Bank. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

Item 8.  Interest in Securities of the Subject Company.
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         On July 7, 2000, the Purchaser was informed by the Depositary that a total of 41,944,555 Shares, representing approximately 89.2% of the outstanding Shares, had been validly tendered pursuant to the Offer and not withdrawn. The Purchaser has accepted all of these Shares for payment.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ALCON ACQUISITION CORP.


                            by    /s/ Elaine E. Whitbeck
                               ----------------------------------
                               Name:  Elaine E. Whitbeck
                               Title: President



                            ALCON HOLDINGS INC.,


                            by    /s/ Timothy R.G. Sear
                               ----------------------------------
                               Name:  Timothy R.G. Sear
                               Title: Chairman of the Board,

                                       Chief Executive Officer
                                       and President

Date:  July 7, 2000